News Release

November 28, 2005	SVU:TSX-V

Spur Ventures Warrants Listed for Trading

VANCOUVER, BRITISH COLUMBIA -- Nov. 28, 2005 /CNW/ - Spur Ventures Inc. (TSX Venture:SVU) reports that 8,571,430 warrants to purchase the Company's common shares have been accepted for trading on the TSX Venture Exchange. Each warrant entitles the holder to purchase a common share of the Company at $2.00 until July 28, 2007.

The warrants begin trading November 29, 2005 under the ticker symbol SVU.WT. The CUSIP number for the warrants is 85216L120.

The warrants were issued as part of a $30 million financing that closed July 28, 2005. The financing included 17,142,858 units, each unit comprising one common share and one-half of a share-purchase warrant. The units were subject to a four-month hold period that ended November 28, 2005.

Spur Ventures Inc. aims to be the premier integrated fertilizer manufacturer in China, with plans to produce up to one million tonnes per year of high-quality NPK fertilizer for domestic consumption in the central province of Hubei, China. These expansion plans include the development of the largest phosphate deposit in China, located near Yichang City.

For further information, please contact Mr. Michael Kuta at 604-697-6201 or visit the website at www.spur-ventures.com.

This news release includes certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 2684 Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com